UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 14)*

Under the Securities Exchange Act of 1934

NATIONAL FUEL GAS COMPANY

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

636180101

(CUSIP Number)

Steven B. Klinsky
New Mountain Vantage, L.P.
787 Seventh Avenue, 49th Floor
New York, NY  10019
(212) 720-0300

Copies to:

Paul Reinstein
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 7, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 636180101	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,790,852
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,790,852
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,790,852
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 636180101	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 616,649
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 616,649
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 616,649
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (California), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 405,011
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 405,011
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,011
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (California) II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,343,908
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,343,908
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,343,908
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage LO, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,959
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 636180101	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage Advisers, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,437,508
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,437,508
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,437,508
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 636180101	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage (Cayman) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 636180101	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON New Mountain Vantage HoldCo Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 62,981
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 62,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 62,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 636180101	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,853,833
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,853,833
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,853,833
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 11 of 22 Pages

1	NAME OF REPORTING PERSON F. Fox Benton, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 100
	8	SHARED VOTING POWER 5,000
	9	SOLE DISPOSITIVE POWER 100
	10	SHARED DISPOSITIVE POWER 5,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 636180101	Page 12 of 22 Pages

1	NAME OF REPORTING PERSON NMV Special Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,416,325
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,416,325
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,416,325
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 636180101	Page 13 of 22 Pages

1	NAME OF REPORTING PERSON California Public Employees’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ x ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 216,197
	8	SHARED VOTING POWER 1,416,325
	9	SOLE DISPOSITIVE POWER 216,197
	10	SHARED DISPOSITIVE POWER 1,416,325
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,632,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON EP

This Amendment No. 14, filed by New Mountain Vantage GP, L.L.C., a Delaware limited liability company (“Vantage GP”), New Mountain Vantage, L.P., a Delaware limited partnership (“NMV”), New Mountain Vantage (California), L.P., a Delaware limited partnership (“NMVC”), New Mountain Vantage (California) II, L.P., a Delaware limited partnership (“NMVC II”), New Mountain Vantage LO, L.P., a Delaware limited partnership (“NMVLO”), New Mountain Vantage Advisers, L.L.C., a Delaware limited liability company (“NMV Advisers”), New Mountain Vantage (Cayman) Ltd., a Cayman Islands exempt limited company (“NMV Offshore”), New Mountain Vantage HoldCo Ltd., a Cayman Islands exempt limited company (“NMV Offshore HoldCo”), Mr. Steven B. Klinsky, Mr. F. Fox Benton, III, (collectively, the “NMV Entities”), NMV Special Holdings, LLC, a Delaware limited liability company (“NMVSH”), and the California Public Employees’ Retirement System, a unit of the California State and Consumer Services Agency charged with oversight of the Public Employees’ Retirement Fund (“CalPERS”) (NMV Entities, NMVSH and CalPERS, collectively, the “Reporting Persons”), amends the Schedule 13D (the “Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 30, 2006, as amended, relating to the common stock, par value $1 per share (“Common Stock”), of National Fuel Gas Company, a New Jersey corporation (the “Issuer”).1

_________________________

1
Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended to add the following:

The aggregate purchase price of the 200 shares of Common Stock acquired by CalPERS, as described in Item 5(c), was $12,202.00.  Such shares were acquired with working capital.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a).  The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 82,190,871 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of October 31, 2010, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2010, as filed with the Securities and Exchange Commission on November 24, 2010.

As of the close of business on December 7, 2010, as described below, the Reporting Persons may be deemed to beneficially own an aggregate of 4,075,130 shares of Common Stock representing, in the aggregate, approximately 5.0% of the issued and outstanding shares of Common Stock.

As of the close of business on December 7, 2010, Mr. Klinsky may be deemed to beneficially own an aggregate of 3,853,833 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVC II, NMVLO, NMV Offshore and NMVSH representing, in the aggregate, approximately 4.7% of the issued and outstanding shares of Common Stock.  Mr. Klinsky disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVC II, NMVLO, NMV Offshore and NMVSH, to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVC II, NMVLO, NMV Offshore and NMVSH are held by persons other than Mr. Klinsky.

As of the close of business on December 7, 2010, NMV Advisers may be deemed to beneficially own an aggregate of 2,437,508 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMV Offshore representing, in the aggregate, approximately 3.0% of the issued and outstanding shares of Common Stock.  NMV Advisers disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMV Offshore, to the extent that partnership interests in NMV, NMVC, NMVC II, NMVLO and NMV Offshore are held by persons other than NMV Advisers.

As of the close of business on December 7, 2010, Vantage GP may be deemed to beneficially own an aggregate of 3,790,852 shares of Common Stock that may be deemed to be beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMVSH representing, in the aggregate, approximately 4.6% of the issued and outstanding shares of Common Stock.  Vantage GP disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMV, NMVC, NMVC II, NMVLO and NMVSH to the extent that partnership interests or limited liability company interests in NMV, NMVC, NMVC II, NMVLO and NMVSH are held by persons other than Vantage GP.

As of the close of business on December 7, 2010, NMV Offshore may be deemed to beneficially own an aggregate of 62,981 shares of Common Stock that may be deemed to be beneficially owned by NMV Offshore HoldCo, representing approximately 0.1% of the issued and outstanding shares of Common Stock.

As of the close of business on December 7, 2010, (i) NMV may be deemed to beneficially own an aggregate of 616,649 shares of Common Stock, representing approximately 0.8% of the issued and outstanding shares of Common Stock, (ii) NMVC may be deemed to beneficially own an aggregate of 405,011 shares of Common Stock, representing approximately 0.5% of the issued and outstanding shares of Common Stock, (iii) NMVC II may be deemed to beneficially own an aggregate of 1,343,908 shares of Common Stock, representing approximately 1.6% of the issued and outstanding shares of Common Stock, (iv) NMVLO may be deemed to beneficially own an aggregate of 8,959 shares of Common Stock, representing less than 0.1% of the issued and outstanding shares of Common Stock and (v) NMV Offshore HoldCo may be deemed to beneficially own an aggregate of 62,981 shares of Common Stock, representing approximately 0.1% of the issued and outstanding shares of Common Stock.

As of the close of business on December 7, 2010, NMVSH may be deemed to beneficially own an aggregate of 1,416,325 shares of Common Stock, representing approximately 1.7% of the issued and outstanding shares of Common Stock.

As of the close of business on December 7, 2010, CalPERS may be deemed to beneficially own an aggregate of 1,632,522 shares of Common Stock that may be deemed to be beneficially owned by NMVSH and by CalPERS, representing approximately 2.0% of the issued and outstanding shares of Common Stock.  CalPERS disclaims beneficial ownership of the shares of Common Stock beneficially owned by NMVSH to the extent that membership interests in NMVSH are held by persons other than CalPERS.

As of the close of business on December 7, 2010, Mr. Benton may be deemed to beneficially own 100 shares of Common Stock and an additional 5,000 shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy.  These 5,100 shares of Common Stock represent less than 0.1% of the issued and outstanding shares of Common Stock.

(b).  Except as set forth below, each Reporting Person may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock that the Reporting Person may be deemed to beneficially own as described above.  CalPERS may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 216,197 shares of Common Stock that CalPERS owns directly.  Mr. Benton may be deemed to have the sole power to vote or direct the vote and to dispose or to direct the disposition of the 100 shares of Common Stock that he owns directly, and he may be deemed to share the power to vote or direct the vote and to dispose or to direct the disposition of the 5,000 shares of Common Stock that may be deemed to be beneficially owned by Moreno Energy.

(c).  On November 10, 2010, CalPERS acquired 100 shares of Common Stock on the open market for an aggregate purchase price of $6,103.50 and on November 17, 2010, CalPERS acquired 100 shares of Common Stock on the open market for an aggregate purchase price of $6,098.50.  Schedule A annexed hereto lists all other transactions in the shares of Common Stock during the past sixty days by the Reporting Persons.  All of the transactions listed on Schedule A were effected on the open market.

(d).  No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that may be deemed to be beneficially owned by any Reporting Person.

        (e).  As a result of the transactions listed on Schedule A, on December 7, 2010 the Reporting Persons ceased to be the beneficial owners of more than five percent of the issued and outstanding shares of Common Stock.

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 9, 2010

NEW MOUNTAIN VANTAGE GP, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA), L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CALIFORNIA) II, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE LO, L.P.
By:	New Mountain Vantage GP, L.L.C., its general partner
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE ADVISERS, L.L.C.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

NEW MOUNTAIN VANTAGE (CAYMAN) LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

NEW MOUNTAIN VANTAGE HOLDCO LTD.
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Director

/s/ Steven B. Klinsky
Steven B. Klinsky

/s/ F. Fox Benton, III
F. Fox Benton, III

NMV SPECIAL HOLDINGS, LLC
By:	New Mountain Vantage GP, L.L.C., its managing member
By:	/s/ Steven B. Klinsky
Steven B. Klinsky
Managing Member

California Public Employees' Retirement System
/s/ Eric Baggesen
By:	Eric Baggesen
Title:	Senior Investment Officer

SCHEDULE A
TRANSACTIONS IN THE PAST SIXTY DAYS BY THE REPORTING PERSONS

NMV

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
11/9/2010	36,094	60.60
11/10/2010	11,149	61.12
11/11/2010	16,752	61.90
11/12/2010	2,474	62.37
11/15/2010	2,824	62.73
11/17/2010	5,520	61.03
12/1/2010	794	65.00
12/2/2010	6,732	65.93
12/7/2010	8,011	65.04

NMVC

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
11/9/2010	9,567	60.60
11/10/2010	6,712	61.12
11/11/2010	9,835	61.90
11/12/2010	1,563	62.37
11/15/2010	1,915	62.73
11/17/2010	4,390	61.03
12/1/2010	524	65.00
12/2/2010	4,099	65.93
12/7/2010	3,957	65.04

NMVC II

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
11/9/2010	25,527	60.60
11/10/2010	21,949	61.12
11/11/2010	32,186	61.90
11/12/2010	5,161	62.37
11/15/2010	6,313	62.73
11/17/2010	14,644	61.03
12/1/2010	1,747	65.00
12/2/2010	13,669	65.93
12/7/2010	13,338	65.04

NMVLO

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
11/9/2010	339	60.60
11/10/2010	156	61.12
11/11/2010	226	61.90
11/12/2010	35	62.37
11/15/2010	40	62.73
11/17/2010	108	61.03
12/1/2010	12	65.00
12/2/2010	103	65.93
12/7/2010	124	65.04

NMV Offshore HoldCo

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
11/9/2010	3,764	60.60
11/10/2010	1,143	61.12
11/11/2010	1,717	61.90
11/12/2010	253	62.37
11/15/2010	291	62.73
11/17/2010	634	61.03
12/1/2010	83	65.00
12/2/2010	696	65.93
12/7/2010	816	65.04

NMVSH

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
11/9/2010	43,750	60.60
11/10/2010	23,891	61.12
11/11/2010	35,284	61.90
11/12/2010	5,514	62.37
11/15/2010	6,617	62.73
11/17/2010	14,704	61.03
12/1/2010	1,840	65.00
12/2/2010	14,701	65.93
12/7/2010	15,254	65.04

CalPERS

Date	Shares of Common Stock Sold	Approximate Price per Share (inclusive of commissions)
11/19/2010	3,300	62.98
12/02/2010	38	65.41